Exhibit 99.1

Contact for Media and Investors:

Margaret Shi

NetEase, Inc.

ir@service.netease.com

Tel: (+86) 571-8985-3378

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

NetEase Announces Pricing of Initial Public Offering of Youdao, Inc.

(Beijing — October 25, 2019) - NetEase, Inc. (NASDAQ: NTES) (“NetEase” or the “Company”), one of China’s leading internet and online game services providers, today announced the pricing of the initial public offering (the “IPO”) by its majority-controlled subsidiary Youdao, Inc. (“Youdao”) of 5,600,000 American depositary shares (“ADSs”), at US$17.0 per ADS. The aggregate offering size of the IPO and the concurrent private placement described below is approximately US$220.2 million (inclusive of approximately US$95.2 million of ADSs sold in the IPO), assuming the underwriters do not exercise their over-allotment option to purchase any additional ADSs, and approximately US$234.5 million (inclusive of approximately US$109.5 million of ADSs sold in the IPO), assuming the underwriters exercise their over-allotment option in full. Each ADS represents one Class A ordinary share of Youdao. The ADSs are expected to begin trading on the New York Stock Exchange today under the ticker symbol “DAO.”

Youdao has granted the underwriters an option, exercisable for 30 days from the date of the final prospectus, to purchase up to an aggregate of 840,000 additional ADSs to cover over-allotments.

Citigroup Global Markets Inc., Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are acting as the joint bookrunners of the offering and representatives of the underwriters. China International Capital Corporation Hong Kong Securities Limited, Tiger Brokers (NZ) Limited and HSBC Securities (USA) Inc. are also acting as the joint bookrunners of the offering.

Concurrently with and subject to the completion of the IPO, certain investment funds managed by Orbis Investment Management Limited have agreed to purchase from Youdao a total of 7,352,941 Class A ordinary shares at an aggregate investment amount of US$125 million, in a private placement transaction pursuant to exemptions from registration with the U.S. Securities and Exchange Commission (the “SEC”) under Regulation S of the Securities Act of 1933, as amended.

Youdao’s registration statement related to these securities has been filed with, and declared effective by, the SEC. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This offering is being made only by means of a prospectus forming part of the effective registration statement. A copy of the final prospectus relating to the offering may be obtained, when available, by contacting the following underwriters: (1) Citigroup Global Markets Inc., Address: Broadridge, 1155 Long Island Avenue, Bays 4-9, Edgewood, New York, NY 11717, United States, by telephone at +1-800-831-9146; (2) Morgan Stanley & Co. LLC, Attention: Prospectus Department, at Room 214, 180 Varick Street, New York, NY 10014, United States, by telephone at +1-866-718-1649; (3) Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, at 3rd Floor, Eleven Madison Avenue, New York, NY 10010, United States, by telephone at +1-800-221-1037; (4) China International Capital Corporation Hong Kong Securities Limited, Address: 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong, by telephone at +852-2872-2000; (5) Tiger Brokers (NZ) Limited, Address: Level 4, 142 Broadway, Newmarket, Auckland, New Zealand 1023, by telephone at +64-9-393-8128; and (6) HSBC Securities (USA) Inc., Attention: Prospectus Department, at 452 Fifth Avenue, New York, NY 10018, United States, by telephone at +1-212-525-0272.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES) is a leading internet technology company in China. Dedicated to providing online services centered around content, community, communication and commerce, NetEase develops and operates some of China’s most popular PC-client and mobile games, e-commerce businesses and advertising services, as well as a variety of other innovative businesses. In partnership with Blizzard Entertainment, Mojang AB (a Microsoft subsidiary) and other global game developers, NetEase also operates some of the most popular international online games in China. For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including those risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.